SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/07/19


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
8,807

8. SHARED VOTING POWER
800,693

9. SOLE DISPOSITIVE POWER
8,807
_______________________________________________________

10. SHARED DISPOSITIVE POWER
800,693


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
809,500 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.65%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
8,807

8. SHARED VOTING POWER
800,693

9. SOLE DISPOSITIVE POWER
8,807
_______________________________________________________

10. SHARED DISPOSITIVE POWER
800,693


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
809,500 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.65%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
8,807

8. SHARED VOTING POWER
800,693

9. SOLE DISPOSITIVE POWER
8,807
_______________________________________________________

10. SHARED DISPOSITIVE POWER
800,693


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
809,500 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.65%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
8,807

8. SHARED VOTING POWER
800,693

9. SOLE DISPOSITIVE POWER
8,807
_______________________________________________________

10. SHARED DISPOSITIVE POWER
800,693


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
809,500 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.65%



14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed June 10, 2019. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 4. PURPOSE OF TRANSACTION
The filing persons previously voted the shares of Nuveen Connecticut Quality Municipal Income Fund (NTC) for which they have voting authority against the merger of NTC with and into Nuveen AMT-Free Municipal Credit Income Fund (NVG). Recently, the trading discount for shares of NVG has narrowed to less than 3%. Consequently, the filing persons now support the merger and intend to vote all shares of NTC for which they have voting authority for the merger and to urge other stockholders of NTC to vote for the merger.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the DEF 14A filed on February 26, 2019, there were 14,328,976 shares of common stock outstanding as of January 18, 2019. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of October 4, 2019, Bulldog Investors, LLC is deemed to be the beneficial owner of 809,500 shares of NTC (representing 5.65% of NTC's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 809,500 shares of NTC include 8,807 shares (representing 0.06% of NTC's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 809,500 shares of NTC beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 800,693 shares (representing 5.59% of NTC's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 8,807 shares. Bulldog Investors, LLC has shared power to dispose of and vote 800,693 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of NTC's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of NTC were purchased:

Date:		        Shares:		Price:
10/04/19		1,000		13.5729



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/7/2019

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.